Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
Final Transcript
Thomson StreetEvents
Conference Call Transcript
BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Event Date/Time: Aug. 17. 2006 / 4:39PM ET

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Shirley Stacy
Brocade Communications Systems, Inc. — Director of Investor Relations
Michael Klayko
Brocade Communications Systems, Inc. — CEO
Richard Deranleau
Brocade Communications Systems, Inc. — VP of Finance and CFO
Tom Buiocchi
Brocade Communications Systems, Inc. — VP of Worldwide Marketing
CONFERENCE CALL PARTICIPANTS
Mark Moskowitz
J.P. Morgan — Analyst
Min Park
Goldman Sachs — Analyst
Paul Mansky
Citigroup — Analyst
Aaron Rakers
A.G. Edwards — Analyst
Tom Curlin
RBC Capital Markets — Analyst
Brent Bracelin
Pacific Crest Securities — Analyst
Frank Timmons
Robert W. Baird — Analyst
Glenn Hanus
Needham & Company — Analyst
PRESENTATION
Operator
Good afternoon. I would like to welcome everyone to the Brocade Communications Systems third quarter fiscal 2006 financial results conference call. (OPERATOR INSTRUCTIONS). Ms. Stacy, you may begin.
Shirley Stacy - Brocade Communications Systems, Inc. — Director of Investor Relations
Good afternoon everyone. I’m Shirley Stacy, Brocade’s Director of Investor Relations. Joining me today are Michael Klayko, Brocade’s CEO, Richard Deranleau, Brocade’s CFO, and Tom Buiocchi, Vice President of Marketing. Before we begin let me cover some housekeeping items.
Brocade issued a press release detailing our third-quarter financial results today via PR Newswire and First Call. This press release is available on our Website at www.Brocade.com. This conference call is being audio Webcast and will be archived on our Website for approximately 12 months. A telephone replay will be available today by approximately 6:30 PM Eastern Time, through end of day Thursday, August 25th. To access the telephone replay dial 1-800-642-1687, or 706-645-9291. The passcode is 3920137.
As a reminder, the information the presenters discuss today will include forward-looking statements, including, without limitation, statements about Brocade’s financial results, business outlook and guidance. These forward-looking statements are only predictions and involve risks and

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
uncertainties such that actual results may vary significantly. These and other risks are set forth in more detail in our Form 10-K for the fiscal year ended October 29, 2005, and our Form 10-Q for the quarter ended July 29, 2006. These forward-looking statements reflect beliefs, estimates and predictions as of today, and Brocade expressly assumes no obligation to update any such forward-looking statements.
Certain financial information that we reveal on today’s conference call is presented on a non-GAAP basis. The most directly comparable GAAP information, and a reconciliation between the non-GAAP and GAAP figures, is provided in our Q3 ‘06 press release, which has been furnished to the SEC on Form 8-K, and in the corresponding Q3 ‘06 slide presentation posted on our Website.
In addition, the presenters will discuss sellthrough information which provides a measure of OEM and channel partners sales to end users. Brocade does not record revenue based upon OEM sellthrough information, and this measure is not intended to be viewed as a substitute for reported GAAP revenue. Sellthrough is a measure of demand, but it is not a GAAP measure of revenue, and therefore is not subject to the same level of internal controls as reported GAAP revenue. Please note that certain reclassifications have been made to prior-year balances in order to conform to the current-year presentation.
This presentation also includes forward-looking statements regarding the acquisition of McDATA Corporation and the financial and strategic benefits of the acquisition. The acquisition remains subject to regulatory approval, as well as certain other closing conditions. We also face risks — other risks that could cause us not to achieve the anticipated benefits of the acquisition. However, please remember that our comments today will be focused primarily on our financial results for the third quarter of fiscal 2006. We will also do a brief recap of our previously announced acquisition of McDATA. But, given that we have adjusted announced the transaction last week and there are no other updates, we will limit the Q&A to our quarter results.
I will now turn the call over to Mike.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
Thank you, Shirley. Good afternoon, everyone, and thank you for joining us. Today I will briefly discuss our results for the third quarter and highlight our performance across our product lines and growth initiatives. Following my remarks, Richard will provide more detail on our Q3 financial results and outlook for Q4. But before we turn to the third-quarter discussion, I would like to briefly reiterate some key points regarding our announced acquisition of McDATA.
We are very excited about this combination, the combination of Brocade and McDATA, and about the benefits it will bring to the people who really matter to both companies — our customers, our partners, our shareholders and our employees. As we mentioned on the announcement call, we see a number of advantages for the combined company.
In the near term, we believe that the customers and partners alike will immediately benefit from strong investment protection, interoperability between Brocade and McDATA platforms, common management tools, and greater levels of service and support. The customer feedback we received even in the first week following the announcement has strongly validated this perspective.
Longer term, we see the ability to accelerate our growth and diversification strategy, which we have been executing on for the past 12 months. The scale of the two companies will help us accelerate innovation in key growth areas, and will speed up the delivery of next-generation data center and data management solutions for our combined customer bases.
Also, as several industry observers have rightly noted this week, there is a complementary nature to both companies’ offerings and revenue streams. For example, McDATA’s strong presence in the mainframe connectivity, professional services and long distance solutions will substantially augment and diversify our current business. We anticipate annualized synergies of $100 million and expect the transaction to be accretive to Brocade’s non-GAAP earnings per share by the fourth quarter of combined operation.
We expect — these expected results are consistent even over a wide range of revenue assumptions we have modeled for financial sensitivity purposes.
We are cognizant of the integration challenges, and have kicked off the integration planning this week. Brocade is leading the process, and I commit to you that we are very focused on the task and will not underestimate its importance.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Most importantly, my team and I have spent considerable time talking with our key stakeholders, and the feedback from our major partners, customers and industry analysts has been unanimously positive. In fact, we have included a few of the (technical difficulty) that we can share in today’s earnings release.
To net it all out, we believe that this acquisition will provide a wide range of compelling benefits for our customers, partners and shareholders, and that the value of bringing the two companies together is significantly greater than the roughly one times annual revenue that we paid for McDATA.
We look forward to updating you on the integration — as the integration process unfolds, and will progress towards an anticipated closing as soon as our first fiscal quarter of 2007. With that, I’d like to turn to our third-quarter results.
Our results for the third quarter of 2006 were again outstanding, and represent the third consecutive quarter of record revenues and the fourth consecutive quarter of increased profitability.
Q3 revenue was a record 188.9 million, an increase of 55% year-over-year. This was substantially better than our revenue guidance of 174 to 183 million for Q3.
Our product sellthrough for the quarter was also a record, at approximately 190.6 million. Non-GAAP gross margin for Q3 was 60.2% and non-GAAP operating margin was 17.4%, demonstrating the leverage of our financial model when we overachieve on revenue. Q3 non-GAAP diluted EPS was $0.11, as compared to $0.10 in Q2 ‘06 and $0.01 in Q3 ‘05. This exceeds our Q3 non-GAAP EPS guidance of $0.07. Now let’s look at some of the detail about Q3 performance.
Demand for our director business remained very strong. Director revenue was up 72% year-on-year, and the 4-gig SilkWorm 48000 continues its strong performance and customer acceptance, with demand increasing 18% sequentially. Key wins in competitive situations included Rolex, ING Bank, AC Nielsen, Target, Walgreens, and China Telecom.
We had our second consecutive record quarter in our switch business, with 53% year-over-year growth. In particular, in the first quarter of shipments, our new SilkWorm 4900 64-port switch is off to a tremendous start.
Our embedded SAN switches were unchanged from the prior quarter and in line with an overall flat market. Growth year-over-year was very strong at 46%.
We’ve suggested many times that continued growth of the Blade server segment represents excellent growth opportunities for our embedded products, and we have a terrific position with each of our major server OEMs in this market.
On our prior quarterly calls, we commented that we were the only SAN infrastructure provider with an end-to-end 4-gig offering, and the only provider of a common operating system across our entire SAN product portfolio. In Q3 our competitors were finally in the market with their 4-gig product line, and yet we continued to outperform all competitors with our 4-gig SilkWorm family. Overall, 4-gig products represented over 90% of our product revenue.
In Q3 we continued to make progress in our key growth initiatives, including Tapestry and [services].
You’ve been hearing and reading about the emerging File Area Network, or FAN, market opportunity. If you haven’t read it already, I would point you to an excellent article from Brad O’Neill of the Taneja Group in the July 19th issue of Infostore Magazine. It clearly outlines the customer need, benefits and market opportunity for what we believe is a very exciting emerging market. We have a link to it on our Website if you would like to take a look at it.
Our family of offerings in the FAN market includes Tapestry WAFS, along with Tapestry StorageX, and a suite of complementary software products which we acquired as part of the NuView acquisition.
In Q3 we were pleased to report that WAFS revenue increased over 60% sequentially, and that we began recognizing revenue on StorageX. We now have approximately 450 customers who are using our file-oriented products to better manage and control their rapidly growing file-based data.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Let me reiterate that we view the FAN market as an outstanding growth opportunity, as customers look for better ways to manage their rapidly growing file-based data and reduce their operating costs.
As an example, Ameren, a leading utility based in St. Louis, recently estimated a savings of $1.2 million associated with more efficient file consolidation and backup resulting from a Tapestry StorageX-based solution.
The feedback from customers and partners alike is that Brocade has the best and most comprehensive software solutions to help catalyze the FAN market. In the upcoming quarters you will see us be very active in the FAN market.
We also showed tangible progress for our Tapestry ARM and data migration products in Q3. We’ve been talking about these two solutions primarily in terms of betas and trials in prior quarters. But in Q3 we shipped our first ARM solutions for revenue and recently signed an OEM contract for DMM with one of our largest OEM partners.
Finally, in Q3 our services initiative continued to build momentum, growing 35% sequentially and over 86% year-on-year in terms of revenue. Even more importantly, our number of customer engagements increased over 50% sequentially, demonstrating that more and more customers and partners are taking advantage of the compelling value proposition that our focused and experienced service organization delivers.
I’ll now turn the call over to Richard for a review of our Q3 financial results, and then I will be back for some concluding remarks and Q&A.
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
Thank you, Mike. I’ll now turn to a review of our Q3 results, beginning with our income statement.
Q3 revenues were 188.9 million. This represented an increase of 3% sequentially from 182.7 million in Q2 ‘06, and 55% year-over-year from 122.3 million reported in Q3 ‘05.
Q3 sellthrough was approximately 190.6 million, an increase of 7% sequentially from sellthrough of approximately 178.6 million in Q2 ‘06, and an increase of 33% year-over-year from sellthrough of approximately 143.2 million in Q3 ‘05.
From a customer perspective, our top three OEM partners — EMC, HP, and IBM — did well and represented approximately 74% of Q3 revenue, compared to 70% in Q2 ‘06.
On a geographic basis, North American and APJ showed good growth, and Europe was slightly down due to normal seasonality.
Non-GAAP diluted EPS was $0.11. This compares to non-GAAP diluted EPS of $0.10 in Q2 ‘06, and non-GAAP diluted EPS of $0.01 in Q3 ‘05.
Reporting on a GAAP basis, Q3 ‘06 EPS was $0.09. This compares to GAAP EPS of $0.05 in Q2 ‘06 and a GAAP loss per share of $0.03 in Q3 ‘05.
Our effective non-GAAP tax rate in Q3 was 21%, lower than our expected rate of 25% to 27%, reflecting a quarterly adjustment to obtain an annualized rate of 24% for the full year.
Non-GAAP net income for Q3 excludes charges of approximately 3 million in expenses related to the SEC investigation, and other related costs — 7.4 million for stock-based compensation, 0.9 million for amortization of acquired intangibles, a 2.7 million gain on the sale of an equity investment, and related net income tax adjustments.
In Q3 ‘06, the impact of FAS 123R was 5.5 million and is included in the 7.4 million in net stock-based compensation expense, which we have excluded from our non-GAAP results. The difference between the two is a benefit of 0.4 million in stock compensation expense for certain stock awards accounted for on a variable accounting basis, and 0.3 million of deferred stock compensation related to acquisition, and a onetime charge of 2.1 million of stock-based compensation recorded as a result of our previously announced tender offer.
Non-GAAP gross margin for Q3 ‘06 was 60.2%, above our guidance of 57% to 58% and above the high-end of our target model of 55 to 58%, reflecting better pricing environment and a more favorable product mix. This compares to non-GAAP gross margin of 58.6% in Q2 ‘06 and 51.1% in Q3 ‘05.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Q3 ASP declines were again in the low single digits, similar to Q2; again, reflecting a more favorable pricing environment.
Q3 ‘06 non-GAAP operating expenses, excluding the items referred to previously, were 80.8 million, an increase of approximately 4 million from 76.8 million in Q2 ‘06, and compared with operating expenses of 64.3 million in Q3 ‘05. These expenses were within the range of our Q3 target of 80 to $83 million.
Non-GAAP operating margin for Q3 ‘06 was 17.4%; again, demonstrating the leverage in our financial model when there is overachievement on revenue. This compares to Q2 ‘06 non-GAAP operating margin of 16.6% and Q3 ‘05 non-GAAP operating margin of a -1.5%.
Now let’s turn to our balance sheet. Our cash and investment balance at the end of Q3 ‘06, which includes restricted short-term investments, was 797.5 million. As a reminder, the restricted short-term investments represent funds set aside for the retirement of our outstanding 2% convertible note, which will occur later this month on August 22nd.
Cash and investments, including restricted short-term investments, net of convertible debt, was 518.6 million, up from 502.1 million last quarter, demonstrating strong cash flows.
Cash flow from operations in Q3 ‘06 was 26.3 million, compared to 55.7 million in Q2 ‘06. As a reminder, cash flows are seasonally strong in Q2 and Q4 and seasonally week in Q1 and Q3, largely due to the timing of employee compensation programs.
In addition, Q3 cash flows included a reduction in cash for 7 million placed in an escrow account for the proposed settlement with the SEC. As a reminder, this 7 million was accrued in the first fiscal quarter of 2006, and the proposed settlement is subject to final approval by the SEC commissioners.
In Q3 we used approximately $25.3 million to repurchase 4.2 million shares of the Company’s stock under the Company’s existing stock repurchase program. To date we have repurchased 7.9 million shares for approximately $47.3 million under this program. At the end of the third quarter of fiscal 2006, Brocade had $52.7 million remaining under this previously approved stock repurchase program. As I indicated on our conference call last week, Brocade’s ability to execute on the buyback program in the near term will be subject to limitations under federal security laws, due to the McDATA transaction.
Days sales outstanding in Q3 ‘06 was 38 days, unchanged from 38 days last quarter; once again, better than our target range of 50 to 60 days. Our on-hand inventory was 9.2 million in Q3 ‘06, up slightly from 8.2 million in the prior quarter, and in line with our range of 8 to 10 million as projected last quarter. Capital expenditures for the third quarter were 7.5 million, which is consistent with our target range of 6 to 8 million. And finally, deferred revenue increased to 57.3 million in Q3 ‘06, compared to 55.7 million in Q2 ‘06.
Now for our outlook. As you compile your models and estimates, there are some factors to consider. Our outlook assumes the economy and the storage market continue to be strong.
Q4 is a seasonally stronger quarter than either Q2 or Q3. Brocade and McDATA will continue to compete in the marketplace as independent companies until the acquisition closes. Our competitive position is strong, and we continue to execute on our strategy and business plan.
While the pricing environment has been relatively benign, we continue to expect and to model ASP declines that return to historical levels in the mid single digits, as competition in the 4-gig market continues to grow and mature.
When we take all of these factors into consideration, our outlook for Q4 is as follows. We expect our reported revenue in Q4 to be in a range of 200 to 205 million.
We expect non-GAAP Q4 gross margin to be in a range of 58% to 59%, which is at the high end or slightly above our long-term model. For Q4 we expect total non-GAAP operating expenses to be in a range of 83 to 84 million, which is consistent with prior guidance.
We expect other income, other expense net, to be approximately 5.4 million in Q4, lower than Q3, as the high-yielding restricted cash is consumed by the August 22nd convertible debt retirement.
We expect our Q4 non-GAAP effective tax rate to be approximately 24%.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
We expect diluted shares outstanding to be in a range of 274 to 276 million shares.
Before addressing EPS guidance, I’d like to remind you that in Q1 ‘06 we adopted FAS 123R prospectively. For comparability purposes, we are providing non-GAAP EPS estimates without option expenses. We expect the impact of FAS 123R related to fixed stock options to be approximately 5 to 6 million in Q4.
We expect Q4 ‘06 GAAP EPS of $0.08 to $0.09, before the impact of costs associated with the acquisition and integration of McDATA. We expect Q4 ‘06 non-GAAP EPS in a range of $0.10 to $0.12.
We expect Q4 ‘06 non-GAAP operating margins to be in a range of 16% to 17%. This is significantly better than our prior guidance of 11% to 12%. We expect capital investments to be in the 6 to $8 million range. We expect DSOs to be in a range of 40 to 50 days.
[Over the] past year, our sales have become more linear and more predictable, which has allowed us to continually improve our DSOs. Therefore, we are revising our long-term DSO target downward, from 50 to 60 days to 40 to 50 days. We expect on-hand inventory to be in a range of 9 to 12 million.
We expect to remain cash flow positive, and we expect to generate approximately 30 to 40 million in operating cash flows in Q4.
Non-GAAP results for Q4 are expected to exclude the same categories of items that we excluded for Q3, except for the gain on the sale of investments. In Q4, there will be an additional category for transaction costs associated with the acquisition of McDATA.
Finally, I want to reiterate our commitment to our long-term financial model targets, which include a gross margin range of 55% to 58%, non-GAAP operating expense range of 38% to 40%, and non-GAAP operating margin range of 15% to 20%. We have performed solidly within our model in every quarter this year, and as you have seen from our guidance, we expect to be within model in Q4.
Now I will turn the call back over to Mike.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
Thanks, Richard. Before I open up the call to questions, I’d like to recap the highlights from our Q3.
First, we’re executing very well on our base business. We had another excellent quarter and I’m very proud of our team.
Second, Brocade is executing on our strategy for growth and diversification. We will continue to extend our leadership in traditional SAN switching, and we are leveraging this foundation to expand into high-growth adjacent markets with innovative, differentiated products and offerings.
Our investments in Tapestry solutions, especially FAN, and service offerings are showing great promise, with strong differentiation and customer interest.
Through these initiatives, we believe we now participate in a broader total available market opportunity, from a Fibre Channel switch TAM of 1.8 billion, to a much larger TAM that is approximately 5.4 billion. This opportunity lies within the same data center, with the same customers who know us and trust us. It involves bringing to the table a different set of capabilities to help them solve broader problems. We will continue to drive initiatives in these areas.
Third, our belief and strategy is that shared storage has an increasingly important role in driving next-generation efficiencies across the enterprise, and Brocade will be a leading supplier of these solutions.
And finally, our team is focused and committed to delivering exceptional results for customers, partners and our shareholders.
Thank you again for spending time with us today. Before I open the call up for questions, I want to remind you that we are hosting an analyst meeting in New York City on September 12, and invite you to join us for more detail on our business, strategy and outlook.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
As we mentioned earlier, this call is to discuss the Company’s third-quarter financial results. All we will say today regarding the McDATA acquisition is that we are progressing on track, and we continue to anticipate closing as soon as our first fiscal quarter of 2007. Beyond that, there is nothing to update, so we will not be taking questions on the transaction at this time.
Operator, please open up the call for questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). Mark Moskowitz.
Mark Moskowitz - J.P. Morgan — Analyst
A few questions, if I may. Your top three customers improved as a percentage of the total revenue mix. Can you maybe share with us some of the forces behind what seems to be a pretty significant uptake there?
Michael Klayko - Brocade Communications Systems, Inc. — CEO
Tom, why don’t you start with this? Tom is in here also with me.
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
We’ve got some pretty good value propositions; in particular, the 48000 continues to drive great presence in the enterprise. Remember we introduced a couple of new products over the last three months, the 4900, and in particular our 7500 4-gig routing products that have had exceptional starts out of the gate. So that I’m sure has contributed quite a bit to that concentration.
Mark Moskowitz - J.P. Morgan — Analyst
As far as — maybe as an offshoot to that question. As far as the outlook, your sequential revenue growth seems to be a lot more meaningful than we’ve seen in the past few quarters, and you’ve been executing well the past few quarters. So again, close to high single-digit growth here. Is this because of your new products that you’re talking about here, or is it because of some of your customer concentration that you’re able to provide a pretty healthy outlook for the revenues?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
It’s really coming from a couple of places. It’s coming from the fact that — starting with — the first thing is a very healthy market; the market is doing well. We continue to perform well. And in addition to that, we have seasonality that’s now going in our favor. Q4 and Q1 are very strong quarters for us.
Mark Moskowitz - J.P. Morgan — Analyst
Lastly, before I cede the floor here, on the gross margins, how should we think about the impact on services as you continue to accelerate your penetration of that market in terms of any drag on gross margins? Are there any crosscurrents that we should anticipate going forward?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Sure. What we’ve said before, and we still think is the case, is that the services will have lower gross margins than our traditional business. But at the same time that the service initiative is growing, then our software component business, the Tapestry products, are growing as well. So we’re really expecting that between the two, to be able to stay within our targeted model.
Operator
Laura Conigliaro.
Min Park - Goldman Sachs — Analyst
This is Min Park on behalf of Laura. Just a couple of quick questions. First, our checks suggest that McDATA’s [corridors] are already showing some significant signs of weakness, with very little interest from customers for their products, given the acquisition potential (indiscernible) of the products, effectively making the competitive landscape really a two-horse race. So shouldn’t we expect to see a little bit better-than-normal seasonal performance in the October quarter, unless of course Cisco is picking up a lot of the slack?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
When we looked at our guidance, we did our guidance prior to — and our outlook prior to the acquisition, we’re going to be operating as independent companies, so we don’t know what’s going to happen in the marketplace because of the transaction. But we’re giving our guidance based on what we believe our base business will do.
Min Park - Goldman Sachs — Analyst
Just a quick follow-up. Given the uncertain roadmap for both companies’ products, are you seeing any tepidness from customers willing to take on any of your products in this quarter?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
On the contrary, there’s actually a fairly certain roadmap for the next several quarters. Until the deal closes, Brocade and McDATA are operating independently on their respective roadmaps and moving forward very aggressively there. We’ve also made sure we’ve given the customer base a strong commitment to investment protection going forward, and talked about a converged platform at the next major technology cycle. So I think we’re adding more certainty to it, actually, as opposed to more uncertainty.
Min Park - Goldman Sachs — Analyst
Lastly, are you guys still on target to have services to be at least 5% of your revenues in the fourth quarter?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
What we had originally said, an original internal goal was to have 5% for the Tapestry and 5% for services. And later we modified it as we had more experience and saw some of our Tapestry delivered through services. So we’re still pretty comfortable where we are on track to getting to a 10% combined Tapestry and services as a percent of revenue.
Operator
Paul Mansky.
Paul Mansky - Citigroup — Analyst

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
And first, thank you for the increased detail on the revenue breakout. I look forward to that continuing going forward. Depending, acquisition notwithstanding, on a more evenly distributed offering set around the 4-gig product front, at least one of your competitors is addressing that market with a bladed upgrade to an existing chassis, where you’re going at the market with a new chassis. To what degree is that going to change the pricing dynamic on the 4-gig side, particularly at the director level?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
I’m not exactly sure of the question. You’re just saying that —
Paul Mansky - Citigroup — Analyst
If McDATA is out selling 4-gig blades into the 6140 as their upgrade to 4-gig, and you’re selling an entirely new chassis, obviously the pricing dynamic around those two sales are dramatically different. To what degree are you seeing that increased price aggression out there in the market?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
It’s not really been that substantial, because the customer situation is slightly different. We also offer a 4-gig blade for our 24000 product. So it’s one of those situations where if the customer wants to add a few 4-gig ports to an existing deployment, that’s one thing. But if they’re going to build a net new data center or a net new application going to a SAN infrastructure, it’s a totally different purchase cycle for us. We don’t really see the two blending or combining in that matter.
Paul Mansky - Citigroup — Analyst
On the Cisco side, obviously you mentioned that you’re seeing them out in the market with their 4-gig offering as well. How would you characterize the degree to which that product has been qualified and is being endorsed by some of your primary OEM partners?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
It’s tough to tell how it’s being endorsed by them. I can tell you though, right — with 18% sequential growth in demand for the 48000, and we know the performance and environmental advantages we have, and the value advantage we have. So it has seemed not to impact our 48000 ramp at all.
Paul Mansky - Citigroup — Analyst
Congratulations again on the quarter and the outlook.
Operator
Aaron Rakers.
Aaron Rakers - A.G. Edwards — Analyst
Congratulations as well. I guess the first question, in regards to looking at your results — maybe you can help me understand the tax rate on a non-GAAP basis. Looks like it declined a little bit in the quarter. What happened there, and why shouldn’t we expect that to be the new level going forward? And I’ve got a couple of follow-ups as well.
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Sure. So, as you probably know, when you book your tax rate, you book it based on an annualized basis. So when we were looking at an annual rate of 24%, and we had booked a higher rate — 25, 26% I believe it was — so we had to have, if you will, a year-to-date catch-up to get to the 24% rate. So what we are signaling to you is we booked it to get to a 24% rate.
Aaron Rakers - A.G. Edwards — Analyst
You talked a lot about your Tapestry and your FAN solutions and the traction you’ve had thus far. Can you help us understand — it looks like WAFS is starting to ramp — how you expect WAFS versus the ARM solutions and some of the products to look, in terms of what’s the more meaningful growth story in that business looking out into your fiscal ‘07?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
So right now, where we are is the — as you mentioned, the WAFS product is doing well, and also the StorageX and that suite of products is also doing well. The DMM and ARM products, I think, is going to be more of a 2007 story, whereas WAFS and the StorageX are stories for today.
Aaron Rakers - A.G. Edwards — Analyst
Final question on the embedded blade front. I think you had noted that it was flat sequentially, in line with the overall industry. I would expect that to ramp going forward. Does that have any material implications in terms of your margin structure looking out over the next several quarters?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
It’s off a small basis — percentage-wise it’s still a small part of the business. But what we have shared before in terms of the drivers is that the blade business is — gives us upward momentum on our gross margins. But it’s such a small percentage of the business, I wouldn’t look for anything in particular in Q4.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
It actually drives some of the incremental sales that we get in the director space as well.
Shirley Stacy - Brocade Communications Systems, Inc. — Director of Investor Relations
Next question.
Operator
Tom Curlin.
Tom Curlin - RBC Capital Markets — Analyst
Most of my questions were on the McDATA transaction, but can you speak to just initial feedback from McDATA customers, if you will, just to the degree — I know that may be related, but they’re potentially you’re customers, too. So what’s the reaction, and how much of a sort of wait-and-see response are you getting, versus this is exactly what we need, that kind of thing?
Michael Klayko - Brocade Communications Systems, Inc. — CEO
That was kind of a pleasant surprise, I should say. I really hope that customers would like this, because we couldn’t talk to them prior to. And I’m actually delighted with the response we got back, not only from our partners, but actually from the end-user customers right now.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
When you look at the complementary nature of this transaction, it really is strategic and compelling for us. McDATA has got some great resources and their install base is tremendous. When you look at the synergies we’re going to get out of this, and the fact that we can take some of these synergies and turn them into investments, into new solutions to solve additional problems that customers are facing today, they’re highly complementary of this and they’re very delighted. And the reaction right now has been very positive.
Tom Curlin - RBC Capital Markets — Analyst
I know you don’t have anything new on the transaction, but if I could just clarify something from prior comments. You’ve talked about 100 million in synergies within four quarters. Is that really capped, or do you feel like there’s the potential for even further, even if it takes more than four quarters to get there?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
When we gave that guidance, the 100 million is the target that we have committed to in the fourth quarter of combined operations. We are in the process of going now — actually have kicked off the integration planning; we have teams that are in motion today. And obviously we’ll be looking at everything that we can do in the combination. But that’s our publicly stated commitment.
Tom Curlin - RBC Capital Markets — Analyst
So you’re saying that that was developed just based upon the limited visibility, if you will, that you could have at the time you were negotiating the deal (technical difficulty)
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
As you probably can imagine, when you’re into those kind of projects, you do your due diligence and you come up with your modeling. But now you’re going into the whole next level of detail.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
I have one more comment, because you had mentioned there’s not a lot that’s new. There is actually something that’s new, and it is the customer feedback, because it has really been an overwhelmingly positive response and reaction that we’ve gotten back.
Operator
Brent Bracelin.
Brent Bracelin - Pacific Crest Securities — Analyst
Actually I had a follow-up question on the pricing environment. Obviously, this quarter was the first quarter you actually saw a new competitor with a 4-gig product in the marketplace. You also indicated that pricing really didn’t have much of an impact this quarter — obviously, based on your gross margins — but you did expect and are modeling in your guidance that pricing could get more aggressive next quarter. Is that guidance based on anything you’ve seen specifically on the pricing front so far this quarter, or is it basically being conservative on not knowing what pricing is going to do so far this quarter?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
It’s obviously very early in the quarter. We have not had any indication that things have changed. But when you look at our model, we want to make sure that we can provide for the increase in competitive pricing, because we now have everybody in the market competing head-to-head, and it get backs — what it’s really doing is getting back to historical levels.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Brent Bracelin - Pacific Crest Securities — Analyst
So that’s the assumption at this point, but you have not — just to be clear — you have not seen that yet this quarter?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
We’re like 17 days into the quarter. But as of the 17th day, we’re not seeing anything specific.
Brent Bracelin - Pacific Crest Securities — Analyst
I wanted to follow-up on the services side of the business. Obviously you had good growth there, year-over-year and sequentially. Is that — would you attribute that growth to OEMs that are reselling the services, or is that predominantly kind of Brocade direct services that’s responsible for the growth there?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
Quite pleasantly, it’s a nice mix of both. I’d say it’s about a 50-50 split. We’ve got a number of OEM partners that are pulling us in more and more as we get more kind of credibility and mileage with them. And then end users, especially in very large deployments, and in particular folks who are re-architecting a new data center or consolidation project; we’re getting pulled in quite a bit for our re-architecture and kind of design best practice kind of things.
Brent Bracelin - Pacific Crest Securities — Analyst
Great. I had one other question; I forget. I’ll come back on. Thank you.
Operator
Frank Timmons.
Frank Timmons - Robert W. Baird — Analyst
It looks like you guys are doing well in the director space. Want to know if you’d give some qualitative kind of comments on — are those typically greenfield opportunities, or are you displacing someone? And then, who is it? And then maybe your thoughts on why you seem to be having success there.
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
It won’t be probably as quantified as you want here, but we obviously serve our installed base very well. And every quarter we have an increasing number of competitive takeouts. And I won’t pick on one or the other, but we are very aggressive in competitive takeout situations, and we do have a number of situations this past quarter where we’ve had takeouts of each of our major director competitors.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
Let me add one more piece of color to that. Into a lot of the — every opportunity it’s highly competitive. And frankly, I believe we have the best product set in the marketplace. When you have the best products, customers are voting, and we’re getting the votes right now.
Frank Timmons - Robert W. Baird — Analyst

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Great. On some of the new product software and services that you’re kind of moving into — maybe this is for you, Tom — in the past you’ve kind of talked about maybe navigating your way through trying to add more value and walking the walk with some areas that may be interesting to some of your OEM partners. Have you learned anything as you’re kind of moving forward with those new offerings on how that [dance] is going to work moving forward?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
Sure. It actually has been very, very exciting and interesting. Some of our new File Area Network products in particular are working closely with Network Appliance. Nortel has also become an OEM partner on our Wide Area File Services products. So we’re just starting the ramp and the learnings, if you will, on some of these new software products. So it’s been actually quite optimistic in terms of looking forward.
Shirley Stacy - Brocade Communications Systems, Inc. — Director of Investor Relations
Operator, we’ll take one more question please.
Operator
Glenn Hanus.
Glenn Hanus - Needham & Company — Analyst
Maybe you could summarize on the — the upside on the revenues in the quarter. Was it — maybe you could categorize it somehow by — rank it for us. How much of it do you think is just that the market was a little better versus the share gains? Where did you exceed your internal expectations more? Was it more on the director side or the switch side? Something along those lines please.
Michael Klayko - Brocade Communications Systems, Inc. — CEO
Let me take — you can get the financial. It’s interesting as we’re out talking to customers — we’ve been very, very consistent in delivering our vision to the marketplace. And we’ve — and coming and having a consistent operating system, management system, as well as an entire architecture that seamlessly works together — customers resonate with that very, very well. And everything is around simplifying the operations, eliminating some costs in the structure, eliminating complexity, and they like that. And because of that, we’re seeing all areas of our business — not just the director area, but the switch area, some of the routing technologies, the embedded business — all the areas of our business right now are being affected, because it all resonates. As a customer builds out a new architecture, it’s not just one product set; it’s an entire architecture, and they can have different building blocks of our technology to build that architecture out. So it’s across all areas of our business.
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
I would just say that we indicated it was a record switch quarter for us. We are expecting to see a small increase in market share as when the third parties come out with their share rankings. And again we would attribute some of it — this just to a strong market.
Glenn Hanus - Needham & Company — Analyst
And the linearity being better now and going forward — what’s your kind of color on the better linearity? Just a little healthier market, or what’s there?
Richard Deranleau - Brocade Communications Systems, Inc. — VP of Finance and CFO
I guess it’s really a combination of things. Right? So it’s a healthy market, but it’s also a change in kind of the way we’re approaching our business. And it’s a very focused effort on being linear, making sure we get the deals done and the deals done on time. And it’s really a combination of healthy markets, plus much more focus on the part of the management team to drive linearity into the business.

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Final Transcript
Aug. 17. 2006 / 4:39PM ET, BRCD — Q3 2006 Brocade Communications Systems, Inc. Earnings Conference Call
Glenn Hanus - Needham & Company — Analyst
Lastly, maybe anymore color on the director space. Are their certain verticals where you’re seeing more success there?
Tom Buiocchi - Brocade Communications Systems, Inc. — VP of Worldwide Marketing
It’s really not. And remember, we’re selling the great majority — virtually all of our directors through OEM partners. So we really don’t get the color on the verticals. But historically, telco, financial services have been strong verticals for us.
Shirley Stacy - Brocade Communications Systems, Inc. — Director of Investor Relations
Thanks, Glenn. Thank you everyone. That concludes our conference call today. I’d like to correct a statement I made earlier regarding the telephone replay and Webcast archive. The replays will be available today after the transcript of this conference call is filed with the SEC. We expect that to be at approximately 6 PM Pacific Time or 9 PM Eastern. We look forward to speaking to you again at upcoming conferences, including the Citigroup conference in New York on September 6, and at our analyst meeting in New York on September 12. As always, our conference presentations and breakouts are audio Webcast on our Website. If you have further questions, please contact Brocade Investor Relations. Thank you and have a good day.
Operator
Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.
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CAUTIONARY STATEMENT
This transcript contains forward-looking statements, including statements regarding customer demand for the Company’s products, the expected acquisition of McDATA and the anticipated benefits of the combination, new product and service offerings, and the Company’s overall market strategy. These statements are based on current expectations on the date of this transcript and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, demand for the Company’s product and service offerings may decrease or not continue to grow at the same pace; the risk that the acquisition of McDATA does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings of the combination will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; the effect of competition, including pricing pressure and new product offerings; the effect of changes in IT spending levels; the Company’s ability to anticipate future OEM and end-user product needs or to accurately forecast end-user demand; the ongoing SEC and DOJ investigation and settlement discussions; dependence on a limited number of OEM partners; and the Company’s ability to manage its business effectively in a rapidly evolving market. These and other risks are set forth in more detail in the section entitled “Risk Factors” under Item 1A of Part II of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006. Brocade assumes no obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at 408-333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations 408-567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at 408-333-5767 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations 408-567-5815 or investor_relations@mcdata.com.